Exhibit 99.1

The Stars Group Announces Filing Date for Business Acquisition Report with Respect to Sky Betting & Gaming and Conference Call and Webcast Details for Investor Call

TORONTO – September 10, 2018 – The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) today announced that it intends to file on Monday, September 17, 2018 its business acquisition report (“BAR”) with respect to the acquisition of Sky Betting & Gaming. The BAR will include, among other information, Sky Betting & Gaming’s audited financial statements for its fiscal year ended June 30, 2018 as well as certain pro forma unaudited financial statements. The Stars Group also announced that it will host a conference call and webcast at 8:30 a.m. ET on Monday, September 17, 2018 to discuss the contents of the BAR along with certain supplemental information, including key metrics, and additional highlights and updates for Sky Betting & Gaming. The Stars Group intends to issue a news release prior to the start of trading on the date of the conference call containing the supplemental information to be discussed on the conference call.

•	To access via tele-conference, please dial 1-877-451-6152 or 1-201-389-0879 ten minutes prior to the scheduled start of the call.
•	The playback will be made available two hours after the event at 1-844-512-2921 or 1-412-317-6671. The Conference ID number is 13683167.
•	To access the webcast please use the following link: http://public.viavid.com/index.php?id=131264

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings.  The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 19 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

For investor relations, please contact:

Tim Foran, +1 437-371-5730, ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser, Press@starsgroup.com